November 1, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Jeffrey Lewis

Robert Telewicz

Re:	Genesis Growth Tech Acquisition Corp.

Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 28, 2021

CIK No. 0001865697

Ladies and Gentlemen:

On behalf of Genesis Growth Tech Acquisition Corp. (the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 23, 2021 (the “Comment Letter”), with respect to the Company’s above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently with the submission of this response letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”). In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Amended Draft Registration Statement to update other disclosures.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to the Amended Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 28, 2021

Capitalization, page 72

1.	We note that you are offering 25,000,000 Class A ordinary shares as part of your initial public offering of units, but only show 23,755,848 Class A ordinary shares subject to possible redemption in your Capitalization table. Please tell us how you considered the guidance in ASC 480-10-S99-3A, which requires securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer, in concluding that all 25,000,000 Class A ordinary shares were not required to be presented outside of permanent equity and part of shares subject to possible redemption.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the applicable disclosures throughout the Amended Draft Registration Statement.

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If you have any questions regarding this letter or further comments, please do not hesitate to contact Albert Vanderlaan of Orrick, Herrington & Sutcliffe LLP at (617) 880-2219.

Sincerely,

/s/ Albert W. Vanderlaan
Albert W. Vanderlaan

cc:	Derek Dostal, Davis Polk & Wardwell LLP

Eyal Perez, Genesis Growth Tech Acquisition Corp.